THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)



                                February 28, 2006

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
     Registration Statement on Form SB-2 (Amendment 6)
     File No.  333-127612
     Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated January 12, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1. We have revised to reflect the correct amount of shares outstanding throughout the document.

     2. We have revised this section to clarify that if the company does not raise $150,000 in the next 12 months it may not be able to continue operations.

     3. We have revised to state that to date the company has generated revenues mainly from corporate videos. We have also described each of the video and tv projects the company is developing. We do not understand the portion of this comment relating to Mr. Casavant. The company advises us that there are no affiliations between Mr. Casavant and the projects being undertaken by the company, though Mr. Casavant was involved in one of the projects wherein he hired the company solely as an independent contractor to produce a corporate video. Other than this independent contractor relationship, there is no other relationship between the company, its business or Mr. Cancio. As such, the company and its management are in no position to know, evaluate or discuss the financial condition of its clients, nor would it undertake to do so as a business practice, nor is it customary in the industry to do so where one is simply hired as an independent contractor on a one-time basis to shoot a video.

     4.   We have omitted this statement.

     5. We have revised this disclosure to clarify that there will be no more than $40,000 in additional costs to complete the 4 projects.

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     6.   We have corrected  this  inconsistency.  We have already  disclosed in
          numerous   disclosures   throughout  the  filing  that  the  Company's
          investment in Havana Nights is $57,400. There has been no other investment and the company is not aware of any other investments by other investors. The entire $1,500,000 has been paid to the promoter per the agreement. As the company has been asked by the Commission to impair the investment in Havana Nights and delete any reference to expectations of a return on the impaired investment, we do not understand why the company is now being asked in the final 5 bullet points of this comment for specific return expectation information relating to the impaired investment. This appears inconsistent with the Commission's prior request and we respectfully ask that the Commission reconsider this comment.

     7.   Please reference our response to comment 6 above.

     8. We have broadened and clarified this disclosure to state that the company does not currently intend to pursue these activities until the completion of its four current projects. We believe that a further discussion distinguishing the differences between a reality TV show, feature film and concert tour is unnecessary and superfluous as these terms speak for themselves and are commonly understood terms. As we have clarified that it is the company's intentions to only delay pursuing further in-house production activities until the completion of its current existing projects, the last sentence of this comment is moot.

     9. We have clarified this disclosure to indicate that this license agreement shall be completed upon the completion of the company's current four projects.

     10. We have revised this disclosure to clarify that the company is referring to the presentation of the Havana Nights Tour in Puerto Rico as a separate undertaking unrelated to the disclosures related to the Havana Nights Tour referenced elsewhere in the document.

     11. We have removed any reference regarding the company's expectations of recovering its investment.


     12. We have provided a breakdown of the revenues earned by each project. Costs involved in these corporate video projects were as follows:. CMKM had $10,000, and U S Canadian Minerals had $7,000 as of May 31, 2005 for a total of $17,000. There were no further costs incurred after that date. We have further clarified why the CMKM project produced more revenues than the other projects.

     13. We have confirmed that the company has only 4 current work-for-hire projects and the revenues for each project have been disclosed (See response to comment #12 above).

     14.  We have revised this section to expand the discussion as requested.

     15. Mr. Cancio subscribed for all of his shares in January of 2005 pursuant to an executed subscription agreement. The subscription was prior to any offering of shares at .18, though he did not actually pay for the portions of the shares issued in August and September until that time.

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     16.  We have revised accordingly.

     17. We have provided updated interim financial statements through the period ending November 30, 2005 and provided a comparable discussion in the MD&A.

     18. The table discloses issuances to Mr. Cancio totaling 19,000,000 shares, which reconciles with the Security Ownership table. These issuances as set forth in the Unregistered Securities table are as follows:

                 a.       7,772,670 issued on 1/06/2005
                 b.       9,500,000 issued on 8/22/2005
                 c.       1,727,330 issued on 9/01/2005.

     19.  We have revised this disclosure as requested.

     20.  The accountant's consent has been revised and updated as requested.

Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/ William D. O'Neal
-----------------------------
         William D. O'Neal

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